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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                           (NAME OF SUBJECT COMPANY)

                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   143099307
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                  GARY NICKELE
                             JMB REALTY CORPORATION
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The subject company is Carlyle Real Estate Limited Partnership-VII, an Illinois limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership and JMB Realty Corporation, a Delaware corporation and the Corporate General Partner of the Partnership ("JMB"), is 900 North Michigan Avenue, Chicago, Illinois 60611. The title of the class of equity securities to which this statement relates is the outstanding limited partnership interests (the "Interests") of the Partnership.

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement (the "Statement") relates to the offer by Accelerated High Yield Institutional Fund 1, L.P.; MacKenzie Fund VI, LTD.; MacKenzie Specified Income Fund, L.P.; MP Income Fund 13, LLC; JDF & Associates, LLC; Steven Gold; and Moraga Gold, LLC (collectively, the "Purchasers"), disclosed on a Tender Offer Statement on Schedule 14D-1 dated July 31, 1998 (the "Purchasers'
Schedule 14D-1") to purchase from the holders of Interests ("Interestholders") any and all of the Interests at a purchase price of $30 per Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 1998 (the "Purchasers' Offer to Purchase"), and the related Letter of Transmittal (collectively with the Purchasers' Offer to Purchase, the "Offer"), copies of which are attached to the Purchasers' Schedule 14D-1.

  The principal business address of the Purchasers other than JDF & Associates, LLC and Steven Gold is 1640 School Street, Moraga, California 94556. The principal business address of JDF & Associates, LLC is 118 Glynn Way, Houston, Texas 77056, and the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111.

ITEM 3. IDENTITY AND BACKGROUND

  (a)(1) The name and address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement", filed as Exhibit (c)(1) hereto), JMB is the Corporate General Partner of the Partnership. All of the outstanding shares of JMB are owned directly or indirectly by its officers, directors, members of their families and their affiliates. JMB has responsibility for the operation of the Partnership. The Associate General Partner of the Partnership is AGPP Associates, L.P., an Illinois limited partnership with JMB as its sole general partner. The limited partners of the Associate General Partner are generally current and former officers and directors of JMB, members of their families and their affiliates. Except as described below or in the Partnership's annual report on Form 10-K with respect to the year ended December 31, 1997, a copy of which is on file with the Securities and Exchange Commission (the "Partnership's 10-K"), there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between JMB or its affiliates, on the one hand, and the Partnership, its executive officers, directors or affiliates, on the other hand. Capitalized terms not otherwise defined herein are used as defined in the Partnership Agreement.

  Reference is made to the notes to the consolidated financial statements set forth in the Partnership's 10-K, which are incorporated herein by reference (and a copy of which has been filed as Exhibit (c)(2) to this Statement) for a description of certain material contracts, agreements (including the Partnership Agreement), arrangements and understandings between (i) the Partnership and (ii) the General Partners and their respective executive officers, directors, partners and affiliates.

  The Partnership made a distribution in May 1998 from operating cash flow and sales proceeds in the aggregate amount of $22,155,000. Pursuant to the terms of the Partnership Agreement, Interestholders received approximately $18,900,000 as their share of this distribution ($1,050 per Interest) and the General Partners received approximately $3,255,000 as their share of this distribution. In addition, the Partnership expects to make

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a final liquidating distribution in December 1998 of between $815,000 and
$1,650,000, based upon its estimate of the likely expense of winding down the Partnership's affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest). Based on this estimate, Interestholders would receive between approximately $720,000 and $1,440,000 as their share of the final liquidating distribution ($40 to $80 per Interest), and the General Partners would receive between approximately $95,000 and $211,000 as their share of the final liquidating distribution.

  The Partnership Agreement exculpates the General Partners and their respective officers, directors and partners from liabilities to the Partnership and indemnifies the General Partners and each partner of the Associate General Partner against liability to third parties resulting from its or their acts or omissions, unless such action or omission was performed fraudulently or in bad faith or constituted negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, an Interestholder may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

  JMB entered into Indemnification Agreements, effective June 1, 1996, with each of the members of the Special Committee (the "Special Committee") formed by the Board of Directors of JMB to consider offers for Interests (each such member, individually an "Indemnitee"), which provide that, subject to certain provisions of the Indemnification Agreements, in the event an Indemnitee is, or becomes a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other, by reason of (or arising in part out of) an Indemnifiable Event (as hereinafter defined), JMB will indemnify such Indemnitee from and against any and all expenses, judgments, fines, penalties and amounts paid in settlement incurred or suffered by the Indemnitee to the fullest extent permitted by law. The rights to receive indemnification and the advancement of expenses under the Indemnification Agreements are not exclusive of any other rights to which any Indemnitee may be entitled under any statute, the Partnership Agreement or otherwise. "Indemnifiable Event," as used in the Indemnification Agreements, means any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee or agent of JMB, or is or was serving at the request of JMB as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by Indemnitee in any such capacity.

  The obligation of JMB to make indemnification payments is subject to the condition that Independent Legal Counsel (as hereinafter defined) shall not have determined in a written opinion that Indemnitee is not permitted to be indemnified under applicable law. If the Independent Legal Counsel determines that Indemnitee substantively would not be entitled to indemnification under applicable law, Indemnitee has the right to commence arbitration proceedings to determine his right to indemnification. Otherwise any determination by such Counsel shall be conclusive and binding on JMB and the Indemnitee. "Independent Legal Counsel" is defined as an attorney or firm of attorneys selected by Indemnitee and approved by JMB who shall not have otherwise performed services for JMB or Indemnitee within the last five years. The fees of any Independent Legal Counsel are to be borne by JMB.

  The Indemnification Agreements provide that if requested by Indemnitee, JMB shall advance within two business days any and all expenses of Indemnitee. If and to the extent that Independent Legal Counsel determines that Indemnitee is not permitted to be indemnified under applicable law, JMB shall be entitled to be reimbursed, provided that if Indemnitee exercises his right to have such issue determined by arbitration or other legal proceedings his obligation to reimburse JMB shall be deferred pending the outcome of such arbitration or proceedings.

  The by-laws of JMB also provide that its officers, directors, employees and other agents shall be indemnified by JMB to the fullest extent permitted under Delaware law, whether acting in their capacities as officers, directors, employees or other agents of JMB or serving, at the request of JMB, as an officer, director, employee, fiduciary or other agent of another corporation, partnership or other entity.

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  (b)(2) The Purchasers have reported in the Purchasers' Offer to Purchase that affiliates of the Purchasers hold 313 Interests or approximately 1.74% of the total outstanding Interests.

  In May 1998 the Purchasers commenced a tender offer (the "Prior Offer") for up to 2,700 Interests (approximately 15% of the outstanding Interests) at a purchase price of $800 per Interest. The Special Committee determined that the Purchasers' Prior Offer was inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommended that Interestholders reject the Purchasers' Prior Offer and not tender their Interests pursuant to such Prior Offer. At the end of May 1998 the Partnership made a distribution to Interestholders of $1,050 per Interest. On June 5, 1998, the Purchasers amended their Prior Offer (the "Amended Prior Offer") to (i) increase the number of Interests sought to include all of the outstanding Interests, (ii) reduce the purchase price to $20 per Interest, and (iii) extend the expiration date under the Purchasers' Amended Prior Offer to June 30, 1998. The Special Committee determined that the Purchasers' Amended Prior Offer was inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommended that Interestholders reject the Purchasers' Amended Prior Offer and not tender their Interests pursuant to such Amended Prior Offer.

  The Purchasers state in their Offer, "As a result of the consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which [Interestholders] may vote." The Letter of Transmittal (the "Letter of Transmittal") included as part of the Offer purports to provide the Purchasers (or their designees) with a proxy to vote the Interests of an Interestholder who sells his or her Interests pursuant to the Offer. Under the Partnership Agreement, Limited Partners of the Partnership may vote on certain specified matters. In order for the Purchasers to vote any Interests that they acquire pursuant to the Offer, the Purchasers must either hold valid proxies to vote such Interests (assuming the Interests may be voted by proxy) or must be admitted to the Partnership as substituted Limited Partners with respect to such Interests. The Partnership Agreement does not specify whether the Interests of a Limited Partner may be voted by proxy, and in any event the Corporate General Partner has not decided whether it would recognize the purported proxy in the Letter of Transmittal under the circumstances provided for therein. Furthermore, under the Partnership Agreement, the admission of the Purchasers as substituted Limited Partners with respect to any Interests they acquire pursuant to the Offer depends upon, among other things, the written consent of the Corporate General Partner, which may be granted or denied in the sole and absolute discretion of the Corporate General Partner, and the Corporate General Partner reserves the right to refuse to admit any or all of the Purchasers as substituted Limited Partners of the Partnership with respect to any or all Interests acquired pursuant to the Offer. Under the Partnership Agreement, "The rights of an assignee who does not become a substituted Limited Partner, by reason on non-consent thereto by the Corporate General Partner, shall be limited to receipt of his share of cash distributions and Partnership profits or losses . . . ."

  In addition, under the terms of the Offer, the Purchasers are seeking to purchase all outstanding Interests of the Partnership. Pursuant to the Partnership Agreement, no assignment of an Interest will be effective if such assignment would, in the opinion of counsel for the Corporate General Partner, result in the termination of the Partnership for purposes of the then-applicable provisions of the Internal Revenue Code (which termination may occur when 50% or more of the total interests in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period). Depending upon the number of Interests tendered pursuant to the Offer, sales of Interests on the secondary market for the period following completion of the Offer may be limited. The Partnership will not process any requests for transfers of Interests during a twelve-month period that, in the opinion of counsel for the Corporate General Partner, would cause a tax termination. For this purpose, during the period from July 1, 1997 to June 30, 1998, transfers of approximately 310 (approximately 1.7%) of the Interests were effected. Because of the tax-related transfer restrictions, in no event will an aggregate of 50% or more of the Interests be acquired pursuant to the Offer (reduced to the extent of any prior transfers of Interests within the preceding twelve months unless such previously transferred Interests can be traced to Interests accepted for purchase under the Offer). Thus, it is possible that only a portion of the Interests tendered could be purchased pursuant to the Offer.

  Except as set forth herein, to the knowledge of JMB, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership,

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JMB or its affiliates, on the one hand, and the Purchasers, or their respective executive officers, directors or affiliates, on the other hand.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Following the Partnership's receipt of the Offer, the Special Committee of the Board of Directors of JMB met to review and consider the Offer. Based on its analysis, including consideration of the factors discussed below, the Special Committee has determined that the Offer is inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommends that Interestholders reject the Offer and not tender their Interests pursuant to the Offer.

  (b) The Special Committee concluded that, in view of the fact that the Partnership has sold all of its interests in real estate and is in liquidation and that its assets are primarily cash or cash equivalents, it would not be meaningful or cost-effective to have a financial advisor prepare a current valuation of the Partnership's business and assets or the value of an Interest or to express an opinion with regard to the adequacy of the Offer. Accordingly, no financial advisor was requested to render, or has rendered, any such valuation or opinion in connection with the Offer. The Special Committee reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

    (i) On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution in December 1998. Based upon its estimate of the likely expense of winding down its affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest), the Partnership expects to make a distribution to Interestholders of between approximately $40 to $80 per Interest in December 1998.

    (ii) The Purchasers are making the Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at a low price and Interestholders' desire to obtain the maximum cash return for their Interests.

    (iii) The Partnership believes that the Interests are an illiquid investment whose full value generally can only be realized by an Interestholder who retains his or her Interests through the liquidation of the Partnership. In this regard, the Partnership has sold its sole remaining real property interest and, pursuant to Section 17.2 of the Partnership, is dissolved. Under Section 18.1 of the Partnership Agreement, JMB, as the Corporate General Partner, is required to wind up the affairs of the Partnership, subject to the discretion of the Corporate General Partner to determine the time, manner and terms of the sale of any Partnership property (e.g., securities investments) and the right of the Corporate General Partner, pursuant to Section 18.2 of the Partnership Agreement, to set up such reserves as it may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. It is expected that the Partnership will complete its liquidation and wind up its affairs during 1998. In such event, 1998 would be the last year for which an Interestholder would receive a Form K-1 from the Partnership.

    (iv) The Offer price of $30 per Interest is between approximately 38% and 75% of the high and low ends of the range of the amount that the Partnership expects to distribute to Interestholders in December 1998.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

  Neither the Partnership or any person acting on its behalf has employed, retained, or compensated or intends to employ, retain or compensate any other person or class of persons to make solicitations or recommendations to Interestholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Neither the Partnership nor JMB has effected any transactions in the Interests during the past 60 days. JMB is not aware of any transactions in the Interests during the past 60 days by any of its executive officers, directors, affiliates, or subsidiaries.

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  (b) Neither JMB, nor, to the knowledge of JMB, any of its executive officers, directors, or subsidiaries intends to tender Interests owned by them in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) No negotiation is being undertaken or is underway by the Partnership or JMB in response to the Offer that relates to or would result in any extraordinary transaction involving, or a purchase, sale or transfer of a material amount of assets by, or any tender offer for or other acquisition of securities by or of, the Partnership or any subsidiary of the Partnership, or any material change in the present capitalization or dividend policy of the Partnership.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  In a report on Form 8-K dated as of April 8, 1998, the Partnership reported [in part] as follows:

    "Carlyle Real Estate Limited Partnership-VII (the "Partnership") was a partner in Oakridge Associates, a California general partnership (the "Venture") with an unaffiliated venture partner, TrizecHahn Centers, Inc. (the "Venture Partner"). The Venture owned a leasehold interest in the land and improvements known as Oakridge Mall in San Jose, California (the
  "Property"). ........ In March 1998, the Partnership and the Venture Partner
  reached an agreement in principle to sell the Partnership's interest in the Venture to the Venture Partner. On April 8, 1998, the Partnership sold its interest to the Venture Partner. At the time of the sale, Oakridge Mall was 94% occupied. The purchase price of the interest was $31,950,000 ($20,700,000 plus the assumption of the Partnership's share of the mortgage loan of approximately $11,250,000). The Partnership received approximately $20,900,000 in cash at closing including a distribution of previously undistributed cash flow from operations of approximately $494,000 and adjustments for prorations and closing costs but before consideration of certain costs of sale incurred by the Partnership, including a sale commission, if any, due to the General Partner. Pursuant to the sale agreement, a cash reserve of $250,000 was established to pay for certain costs that may be incurred related to certain maintenance items at the Property. Any funds remaining in the cash reserve at December 1, 1998 will be distributed one-half to the Partnership and one-half to the Venture Partner. As a result of this transaction, the Partnership recognized a gain of approximately $23,000,000 for financial reporting purposes and expects to realize a gain of approximately $24,000,000 for Federal income tax purposes in 1998. In addition, in connection with the sale of the Partnership's interest in the Venture and as is customary in such transactions, the Partnership agreed to certain representations, warranties and covenants with a stipulated survival period which expires December 1, 1998. Although it is not expected, the Partnership may ultimately have some liability under such representations, warranties and covenants which are limited to actual damages and shall in no event exceed $1,000,000. Additionally, the Partnership provided a representation regarding its title relating to its Partnership Interest in the Venture. Such representation is for the full sale price of the interest and also expires December 1, 1998.

    "The Partnership Agreement provides that the net sale proceeds be distributed 85% to the Limited Partners and 15% to the General Partners."

    "The Partnership's interest in the Venture was its only remaining investment and due to its sale, the Partnership intends to wind up its affairs and liquidate by year end. The Partnership will distribute it remaining cash after payment of expenses and liabilities."

  Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's 10-K states that "there is no public market for Interests, and it is not anticipated that a public market for Interests will develop." Privately negotiated sales and sales through intermediaries currently are the only means available to an Interestholder to liquidate an investment in Interests (other than offers to purchase, including the Offer) because the Interests are not listed or traded on any exchange or quoted on any Nasdaq list or system. High and low sales prices of Interests may be obtained through certain entities or

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publications such as Partnership Spectrum, an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Interests, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
 (a)(1)  Letter, dated August 11, 1998 from the Partnership to its
         Interestholders.
 (c)(1)  Amended and Restated Agreement of Limited Partnership
         (previously filed with the Securities and Exchange
         Commission as Exhibit 3-B to the Partnership's Form 10-K
         Report for its fiscal year ended December 31, 1993 (File No.
         0-8915) filed on March 25, 1994 and hereby incorporated
         herein by reference).
 (c)(2)  Pages from the Partnership's 10-K that are referred to herein.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Carlyle Real Estate
                                           LimitedPartnership--VII

                                          By:
                                             JMB Realty Corporation
                                             Corporate General Partner of
                                             the Partnership

                                              /s/ Judd D. Malkin
                                          By: _________________________________
                                             Name: Judd D. Malkin
                                             Title: Chairman

Dated: August 11, 1998

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                                 EXHIBIT INDEX

 EXHIBIT                                                                 PAGE
 NUMBER                           DESCRIPTION                             NO.
 -------                          -----------                           -------
 (a)(1)  Letter, dated August 11, 1998 from the Partnership to its
         Interestholders.
 (c)(1)  Amended and Restated Agreement of Limited Partnership,
         (previously filed with the Securities and Exchange
         Commission as Exhibit 3-B to the Partnership's Form 10-K
         Report for its fiscal year ended December 31, 1993 (File No.
         0-8915) filed on March 25, 1994 and hereby incorporated
         herein by reference).
 (c)(2)  Pages from the Partnership's 10-K that are referred to herein.

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